

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

Via E-mail
Thomas Tran
Chief Executive Officer
OptiLeaf, Incorporated
3049 Delta Drive
Colorado Springs, CO 80910

> **Re:** **OptiLeaf, Incorporated**
> **Registration Statement on Form S-1**
> **Filed February 10, 2015**
> **File No. 333-202003**

Dear Mr. Tran:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your website includes an "Investor Information" section that presents detailed information related to your business "opportunity," how you will generate revenues, the size of your market, business concepts and goals, how you intend to reduce labor expenses while maximizing yield, and how your strategy will give you a competitive advantage. As you know, an issuer in registration must consider the application of Section 5 of the Securities Act to all of its communications with the public, including information on an issuer's website, and whether those communications may be viewed as conditioning the market. As a non-reporting issuer in registration, you may disseminate regularly released ordinary course factual business information, provided that information is intended for use by persons other than in their capacity as investors or potential investors. Refer to Section III.D of SEC Release No. 33-8591 available on our website at

http:/www.sec.gov/rules/final/33-8591.pdf for further guidance and provide us with your analysis as to whether the statements on your website constitute an impermissible offer.

2. You disclose that to date you have not experienced any revenue and that you cannot be assured when you will be able to begin operations. Similarly, on page 14 you state that your operations "have been minimal," while Note 6 to your financial statements indicates that you have no revenue generating operations. Given your minimal operations, that you do not have agreements with customers or suppliers, and that your assets consist solely of cash, you appear to be a shell company as defined in Securities Act Rule 405. Accordingly, disclose that you are a shell company on your prospectus cover page, and add a risk factor that highlights consequences of your shell company status.

3. We note disclosures throughout your filing referring to the "legal cannabis industry" and references to "legally authorized dispensar[ies]." Revise throughout to disclose with specificity whether you are referring to the legality of such businesses under federal, state and municipal laws. Additionally, ensure that you address the status and uncertainties associated with the regulation and/or prohibitions pertaining to the cannabis industries under federal and state law, and their impact on your business. In revising your disclosure, ensure that you distinguish between laws governing the use, possession and distribution of cannabis for medicinal purposes, and those governing non-medical uses. To the extent applicable, such disclosures should be presented in Risk Factors, MD&A and Governmental Regulation.

4. It appears that certain shares issued to the selling shareholders were issued in exchange for subscriptions receivable, and that as of December 31, 2014, $6,000 of the purchase amount due for the shares had not been paid. Please explain how you determined that the sale of the shares to the selling shareholders on the dates indicated was completed prior to registration. Refer to question 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations for guidance.

Cover Page

5. Please disclose that this resale registration statement constitutes your initial public offering.

6. Your cover page states that you are proposing to register 100 million shares of common stock. However, your fee table indicates that you are registering 4,466,335 shares of common stock, which is consistent with the Selling Shareholder table on page 29. Additionally, the legality opinion states that the registration statement relates to the resale of up to 20,210,249 shares of common stock. Please revise your disclosure throughout, including the summary of the offering on page 3 and the legality opinion, to state consistently the amount of shares being registered.

7.   You state that the offering price of $1.00 per share of common stock was determined based on the price of your common stock sold in a private offering. We note similar disclosures on pages 10 and 12. However, Note 3 to your financial statements indicates that prior sales were made at varying prices, none of which appear to have been at $1 per share. Please revise your disclosure or advise.

Prospectus Summary, page 1

8.   Please revise your disclosure to describe clearly the current state of your business. Specifically, please state clearly and unambiguously, if true, that you have no marketable products or software, no customers or revenues, no meaningful operations, and that you have not yet acquired any inventory. In this regard, we note references throughout your registration statement suggesting that you have meaningful operations and that you have developed software and products, including, but not limited to, the following statements:

- "Our leading edge wireless sensor networks include an array of products that control, monitor, and automate all aspects of the grow house operations," (page 1);

- "Our principal product, OptiLeaf GrowPro Elite, provides a complete, robust, state-of-the-art hardware and software solution for the large cultivation operation with multiple locations," (page 1); and

- "The heart of our system is the innovative multi-purpose growth management software suite," (page 17).

Please review and significantly revise your summary and business sections accordingly.

9.   To the extent that you refer to goals for your business, ensure that your disclosures reflect the nascent stage of your business and that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. As non-exclusive examples, we note your statement on page 1 that you aim to provide a "world-class" system, and your statement on page 17 that by 2018 "OptiLeaf will have perfected its software and hardware platform and will be actively marketing and licensing its technology directly to consumers as well as through partners and distribution channels."

10.   With respect to every third-party statement in your prospectus, such as the Arcview report, please provide us with the relevant portions of the research reports and articles you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please also tell us whether any of the materials were prepared for you, and if so, please disclose this fact. Additionally, ensure that any references in the document to such reports include the date the report was published.

Risk Factors, page 4

11.   Please add a risk factor stating clearly and unambiguously, if true, that you have not yet developed any products or software, nor acquired any inventory.

12.   Please add a separate risk factor addressing your management's lack of experience managing a public company, or advise.

"Our key personnel may provide only limited …," page 5

13.   The risks described in the text of this risk factor do not appear to relate to the information presented in the caption. Specifically, the caption refers to the limited amount of time your officers may dedicate to the business, while the text relates to the risk of losing key personnel. Please revise to ensure that each risk is presented as a separate risk factor. Further, to the extent that your officers anticipate dedicating only a limited amount of time to the business, ensure that you quantify the amount of time they will allocate in this regard.

"We currently do not have any agreements …," page 5

14.   You state that you have good relationships with your suppliers and customers; however, it appears that you do not have customers currently. Please clarify whether you currently have suppliers and revise your disclosure accordingly.

"If we need additional capital to fund our growing operations …," page 6

15.   Certain of the information presented in the text of this risk factor does not appear relevant to the risk presented. For example, as presented, your discussion of the impact of macroeconomic trends does not appear relevant to the risks related to your ability to obtain sufficient capital in the future.

We may incur significant costs to be a public company …," page 7

16.   Please include a separate risk factor alerting investors that you will not be a fully reporting company because your common stock will be subject only to the reporting obligations imposed by Section 15(d) of the Exchange Act. Address the risks of investing in a Section 15(d) reporting company. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, the inapplicability of the proxy rules and Section 16 of the Exchange Act.

We will not be required to comply with certain provisions…," page 9

17.   Please expand the risk factor to discuss exemptions for smaller reporting companies. For example, you will not be required to obtain an auditor attestation with respect to management´s conclusion about the effectiveness of your internal control over financial reporting for so long as you remain a smaller reporting company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 13

18.   You indicate that your plans include having Trimpro, Monster Gardens, General Hydroponics, and Advanced Nutrients market your wireless network sensor products within their product line, in their promotional materials, and on their websites. Please revise your discussion to provide more specificity with regard to the nature and extent of any contacts you have had to date with these entities.

Plan of Operation, page 13

19.   You state that "[t]o date, OptiLeaf is the first and only system to completely integrate all aspects of growth automation and management into one system." This statement appears inconsistent with your disclosure on page 14 that to date your operations have been minimal. Revise to ensure that descriptions of your business and strategy reflect the status of current operations.

20.   We note that you provide revenue forecasts for 2016 here, and forecasts extending to 2018 in Business on page 17, that do not appear to be consistent with the requirements of Item 10(b)(1) though (3) of Regulation S-K. Please revise as necessary.

21.   You state that to promote your products during the launch stage you will use the Ogilvy Public Relations Company to assist with promotion. On page 22, you state that you will subcontract a portion of your advertising and marketing to Sullivan, Higdon & Sink, Inc. Please revise your disclosure to state whether you have had any discussions with these entities to date, and if so, provide a brief description of the extent of such contacts.

Our Business, page 17

22.   As noted in comment 8 above, please revise your disclosures throughout this section to ensure that they accurately and clearly reflect your current business activities, and that any future goals are accompanied by language expressing the uncertainty associated with these future events.

Our Strategy, page 18

23.   You refer to the size of the cannabis market "at maturity" and after "federal repeal." Please balance your disclosure to provide a detailed explanation of the processes under which such a repeal may occur, and any anticipated challenges or obstacles to such efforts.

Operations, page 19

24.   On page 3, you state that your corporate offices are located in Colorado Springs, and on page 26 state that your manufacturing operations will be in Kansas. Please expand your discussion to provide more specificity with regard to what business activities will be conducted in Colorado Springs, and the nature and type of manufacturing operations in Kansas. Also, ensure that you describe briefly the material terms of the lease, if any, of the Colorado Springs property. Refer to Item 102 of Regulation S-K.

Suppliers, page 21

25.   Revise your disclosure stating that you "buy most of [your] inventory directly from the manufacturer," to state, if true, that you currently do not have any inventory.

Management, page 24

26.   Please significantly revise your business experience descriptions for each of the persons listed. The biographical information should include a chronologically complete discussion of each person's business experience for the past five years as well as the names of prior employers. Refer to Item 401(e) of Regulation S-K. To the extent that you refer to employment beyond the five-year period, ensure that you identify the place of employment.

27.   We note that the biographical information for your directors and officers has a promotional tone. Please revise to eliminate unsubstantiated performance claims and the like—for example, Mr. Janzen's achievements at American Family Insurance—and limit the discussions to the specific jobs held and business experience obtained.

Certain Relationships and Related Transactions, page 27

28.   It is unclear which related party your lease with TransPacific Properties involves. Please expand your disclosure to provide such information.

29.   Revise this section to include prior stock issuances to officers and directors, or provide your analysis for why such disclosure is not required.

Selling Shareholders, page 29

30.   It appears that Mr. James Byrd, your legal expert, has voting and dispositive control over the securities held by Fairway Holdings, LLC. Please provide the disclosure required by Item 509 of Regulation S-K relating to the interests of named experts and counsel, or advise.

Recent Sales of Unregistered Securities, page II-2

31.   You state that the shares sold in your 2014 private offering were offered and sold in reliance upon exemptions from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 504 of Regulation D. Yet the Form D filed on December 23, 2014, states that you relied on Rule 506(b) of Regulation D. Please advise.

32.   Your Form D indicates that the date of first sale for an offering of $1 million worth of equity was November 21, 2014, while Note 3 to your financial statements indicates that you issued securities in private transactions in August, September, and October 2014. Please advise.

33.   Please revise your disclosure to indicate the dates of sale of these securities as well as the exemptions from registration claimed and the facts relied upon to make the exemptions available for each transaction. Refer to Item 701 of Regulation S-K.

Exhibits, page II-3

34.   We note the Consent of Independent Registered Public Accounting Firm refers to the audit report dated February 5, 2014. However, the Report of Independent Registered Public Accounting Firm is dated January 13, 2015. We also note that the consent has not been dated by your independent registered public accounting firm and does not include the city and state (or country) where issued. Please have your independent registered public accounting firm revise its consent to include the appropriate audit report date or vice versa, the date of such consent, and the city and state (or country) where issued. We refer you to Rule 2-02 of Regulation S-X.

<u>Signatures, page II-5</u>

35.   Your registration statement must be signed by the controller or principal accounting officer or the person performing a similar function. Please include the required signature or identify the person signing the registration statement in this capacity in your next amendment. Refer to Instruction 1 to the Signatures section of Form S-1.

36.   It appears that the signatories have not indicated whether they have signed in their capacity as members of the board of directors. Please revise to ensure that the registration statement is signed by at least a majority of the board of directors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Amanda Kim, Staff Accountant at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
       James S. Byrd, Jr., Esq.
       Byrd & Byrd, PL